                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)




                               Luxtec Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   550687 30 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                  March 2, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


                  [ ]      Rule 13d-1(b)

                  [X]      Rule 13d-1(c)

                  [ ]      Rule 13d-1(d)



CUSIP NO.           550687 30 5                                13G                    PAGE     2     OF    8     PAGES
          -------------------------------                                                  ---------    --------



------------------------------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Webbmont Holdings LP (FEIN# 58-2206210)
------------------------------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (A) [ ]
                                                                                                                       (B) [X]


------------------------------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY



------------------------------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Georgia

------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF           5.      SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                   1,406,568 (1)
         EACH
       REPORTING
        PERSON
         WITH
                          ----------------------------------------------------------------------------------------------------------
                          6.
                                  SHARED VOTING POWER

                                  -0-
                          ----------------------------------------------------------------------------------------------------------
                          7.
                                  SOLE DISPOSITIVE POWER

                                  1,406,568 (1)
                          ----------------------------------------------------------------------------------------------------------
                          8.
                                  SHARED DISPOSITIVE POWER

                                  -0-

------------------------------------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,406,568 (1)

------------------------------------------------------------------------------------------------------------------------------------
10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

------------------------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.3%
------------------------------------------------------------------------------------------------------------------------------------
12.
           TYPE OF REPORTING PERSON*

           PN
------------------------------------------------------------------------------------------------------------------------------------

(1) Power is exercised by Robert W. Fisher, the President of Woodcrest Associates, Ltd., the general partner of Webbmont Holdings LP. Represents the underlying shares of the Issuer's Common Stock with respect to (a) 7,417 shares of Series B Convertible Preferred Stock,
         (b) 35,832 shares of Series C Convertible Preferred Stock, (c)
         595.346 shares of Series D Preferred Stock, and (d) warrants to purchase 134,635 shares of Common Stock. Webbmont Holdings LP also owns 190,713 shares of Common Stock directly.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.           550687 30 5                                13G                    PAGE     3     OF    8     PAGES
          -------------------------------                                                  ---------    --------



------------------------------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Woodcrest Associates, Ltd. (FEIN# 58-1335453)
------------------------------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (A) [ ]
                                                                                                                       (B) [X]


------------------------------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY



------------------------------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           Georgia

------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF           5.      SOLE VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                   1,406,568 (1)
         EACH
       REPORTING
        PERSON
         WITH
                          ----------------------------------------------------------------------------------------------------------
                          6.      SHARED VOTING POWER

                                  -0-
                          ----------------------------------------------------------------------------------------------------------
                          7.      SOLE DISPOSITIVE POWER

                                  1,406,568 (1)
                          ----------------------------------------------------------------------------------------------------------
                          8.      SHARED DISPOSITIVE POWER

                                  -0-

------------------------------------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,406,568 (1)

------------------------------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.3%
------------------------------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*

           CO
------------------------------------------------------------------------------------------------------------------------------------

(1) Solely in its capacity as general partner of Webbmont Holdings LP. Power is exercised by Robert W. Fisher, the President of Woodcrest Associates, Ltd. See also Note 1 on Page 2 of this Schedule.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO.            550687 30 5                               13G                    PAGE     4     OF    8     PAGES
          -------------------------------                                                  ---------    --------



------------------------------------------------------------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Robert W. Fisher (SSN ####-##-####)
------------------------------------------------------------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (A) [ ]
                                                                                                                       (B) [X]


------------------------------------------------------------------------------------------------------------------------------------
3.         SEC USE ONLY



------------------------------------------------------------------------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

------------------------------------------------------------------------------------------------------------------------------------
      NUMBER OF           5.      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 1,414,010 (1)
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                          ----------------------------------------------------------------------------------------------------------
                          6.      SHARED VOTING POWER

                                  -0-
                          ----------------------------------------------------------------------------------------------------------
                          7.      SOLE DISPOSITIVE POWER

                                  1,414,010 (1)
                          ----------------------------------------------------------------------------------------------------------
                          8.      SHARED DISPOSITIVE POWER

                                  -0-

------------------------------------------------------------------------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,414,010 (1)

------------------------------------------------------------------------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           7.4%
------------------------------------------------------------------------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------------------------------------------------------------

(1) Because Robert W. Fisher serves as the President of Woodcrest Associates, Ltd., the general partner of Webbmont Holdings LP, Mr. Fisher may be deemed to share investment and voting power with respect to the 1,406,568 shares of Common Stock held by Webbmont Holdings LP. Mr. Fisher has also been granted options to purchase 7,442 shares of Common Stock. See also Note 1 on page 2 of this Schedule.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.            550687 30 5                               13G                    PAGE     5     OF    8     PAGES
          -------------------------------                                                  ---------    --------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

ITEM 1(A).        NAME OF THE ISSUER:

                  Luxtec Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  99 Hartwell Street, West Boyleston, Massachusetts 01583

ITEM 2(A).        NAME OF PERSON FILING:

                  The names of the persons filing this statement (the "Reporting Persons") are Webbmont Holdings LP, Woodcrest Associates, Ltd. and Robert W. Fisher.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                  The address of the principal office of each of the Reporting Persons is 1355 Peachtree Street, Suite 1100, Atlanta, Georgia 30309

ITEM 2(C).        CITIZENSHIP:

                  Webbmont Holdings LP is a Georgia limited partnership. Woodcrest Associates, Ltd. is a Georgia corporation. Robert W. Fisher is a citizen of the United States of America.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share (the "Common Stock")

ITEM 2(E).        CUSIP NUMBER:

                  550687 30 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [ ]      Broker or dealer registered under Section 15 of the
                           Act,

         (b)      [ ]      Bank as defined in Section 3(a)(6) of the Act,

         (c)      [ ]      Insurance Company as defined in Section 3(a)(19) of
                           the Act,

         (d)      [ ]      Investment Company registered under Section 8 of the
                           Investment Company Act,

         (e)      [ ]      Investment Adviser registered under Section 203 of
                           the Investment Advisers Act of 1940,

         (f)      [ ]      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee  Retirement Income
                           Security Act of 1974 or Endowment Fund;
                           see 13d-1(b)(1)(ii)(F),

         (g)      [ ]      Parent Holding Company, in accordance with
                           Rule 13d-1(b)(ii)(G); see Item 7,

         (h)      [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [X]


CUSIP NO.            550687 30 5                               13G                    PAGE     6     OF    8     PAGES
          -------------------------------                                                  ---------    --------



ITEM 4.           OWNERSHIP.

                           Provide the following information regarding the
                  aggregate number and percentage of the class of securities of the issuer identified in Item 1.


                  (a)      Amount beneficially owned:                                   1,406,568*

                  (b)      Percent of class:                                                  7.3**

                  (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote                     1,406,568*

                  (ii)     Shared power to vote or to direct the vote                          -0-

                  (iii)    Sole power to dispose or to direct the disposition of        1,406,568*

                  (iv)     Shared power to dispose or direct the disposition of                -0-

                  Webbmont Holdings LP beneficially owns 1,406,568* shares, or approximately 7.3**, of Common Stock. Acting through its general partner, Webbmont Holdings LP has the power to dispose or direct the disposition of and the power to vote or direct the vote of 1,406,568* shares of the Common Stock. Woodcrest Associates, Ltd., the general partner of Webbmont Holdings LP, may be deemed to share investment and voting power with respect to the 1,406,568* shares of Common Stock held by Webbmont Holdings LP. In addition, Robert W. Fisher, the President of Woodcrest Associates, Ltd., may be deemed to share investment and voting power with respect to the 1,406,568* shares of Common Stock held by Webbmont Holdings LP. Mr. Fisher has also been granted options to purchase 7,442 shares of Common Stock.

                  Woodcrest Associates, Ltd. and Robert W. Fisher declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for purposes of
                  Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement other than the shares of Common Stock beneficially owned directly by Mr. Fisher.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Webbmont Holdings LP.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP.

                  Not Applicable.

-----------------------------

* - Represents the underlying shares of the Issuer's Common Stock with respect to (a) 7,417 shares of Series B Convertible Preferred Stock, (b) 35,832 shares of Series C Convertible Preferred Stock, (c) 595.346 shares of Series D Preferred Stock, and (d) warrants to purchase 134,635 shares of Common Stock. Webbmont Holdings LP also owns 190,713 shares of Common Stock directly.

** - Based on the total number of shares of Common Stock outstanding on March
     12, 2001.



CUSIP NO.            550687 30 5                               13G                    PAGE     7     OF    8     PAGES
          -------------------------------                                                  ---------    --------



ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO.            550687 30 5                               13G                    PAGE     8     OF    8     PAGES
          -------------------------------                                                  ---------    --------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         March 12, 2001
                       --------------------------------------------------------
                                            (Date)


                       WEBBMONT HOLDINGS LP

                       By:  Woodcrest Associates, Ltd., Its General Partner


                        By: /s/ Robert W. Fisher
                           ----------------------------------------------------
                                Robert W. Fisher, President


                       WOODCREST ASSOCIATES, LTD.


                       By:  /s/ Robert W. Fisher
                           ----------------------------------------------------
                                Robert W. Fisher, President


                        /s/ Robert W. Fisher
                       --------------------------------------------------------
                        ROBERT W. FISHER, Individually